

April 8, 2010

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

      Re: Exxon Mobil Corporation
             Registration Statement on Form S-4, Amendment No. 1
             Filed March 24, 2010
             File No. 333-164620

Dear Mr. Mulva:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4, Amendment No. 1

General

1.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or "your" refer to Exxon Mobil Corporation, XTO Energy Inc. or their respective affiliates, depending on the context.

2.   We will not be in a position to take your filing effective until any outstanding comments from the review of Exxon Mobil Corporation's Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

3.   Please monitor the need to provide updated financial information throughout your
        filing.

The Merger, page 41

4.   We note your response to our prior comment 8, in which you state that "XTO
        Energy will supplementally provide to the Staff, under separate cover and on a
        confidential basis, the final board presentation that was delivered by Barclays
        Capital to the XTO Energy board of directors on December 13, 2009 … ." Please
        provide us with any other presentation materials that were provided to the board
        by either Barclays Capital or Jefferies.

5.   We note your response number 14 in which you indicate that "XTO Energy did
        not provide any projections, analysis or other material non-public information to
        ExxonMobil or any of its representatives that has not been appropriately disclosed
        in the proxy statement/prospectus." It is not clear to which disclosure in the
        proxy/statement you are referring. We therefore reiterate the comment.

Background of the Merger, page 41

6.   Please clarify when the members of XTO Energy's board of directors (other than
        Mr. Simpson and Mr. Randall) were first made aware of the discussions taking
        place between representatives of XTO Energy and representatives of ExxonMobil
        and the other major diversified oil and gas company.

7.   We note the statement on page 42 that "Messrs. Simpson and Randall considered
        that of the major diversified oil and gas companies, based on their financial and
        business characteristics and perceived commitment to onshore natural gas and
        given XTO Energy's asset base, they believed that only two would likely be
        interested in XTO Energy and could potentially offer a transaction that would
        benefit XTO Energy stockholders." Please explain the basis for the belief that
        there were only two such companies.

XTO Energy Reasons for the Merger; Recommendation of the XTO Energy Board of
Directors, page 53

8.   We note that Barclays considered XTO's "non-proved resource potential" as part
        of its Net Asset Valuation Analysis.   Indicate what consideration the XTO Board
        gave to XTO's unproved reserves or "resource potential" in reaching its
        recommendation.

ExxonMobil Reasons for the Merger, page 57

9.   To the extent practicable, provide quantitative disclosure with regard to the
        anticipated benefits and synergies from the merger.

Opinion of XTO Energy's Financial Advisor, page 58

10.   We note your statement on page 60 that "Barclays Capital was not provided with,
        and did not have any access to, financial projections of XTO Energy prepared by
        the management of XTO Energy." Please advise us as to why XTO Energy's
        management did not provide or give access to these projections. Also, indicate
        what consideration Barclays gave to requesting such information.

11.   In this regard, reconcile the referenced statement with the disclosure in the second
        paragraph on page 60 indicating that Barclays prepared projected financial data
        "in consultation with the management of XTO Energy… [M]anagement of XTO
        had agreed with the appropriateness of the use of such projections in performing
        Barclays Capital's analysis."

12.   We have considered your response to our prior comment 24 and reissue the
        comment. We note your statement on page 60 that "upon the advice of XTO
        Energy, Barclays Capital assumed that the XTO Energy research projections were
        a reasonable basis upon which to evaluate the future financial performance of
        XTO Energy and Barclays Capital used such projections in performing its
        analysis." We further note that First Call estimates are mentioned in the
        discussions of Comparable Company Analysis (beginning on page 63), Pro Forma
        Merger Consequences Analysis (beginning on page 67) and Contribution
        Analysis (page 69). Please explain the basis for the view that "quantifying this
        information … would not provide additional meaningful information to
        stockholders" and "inclusion of this information … would unduly highlight this
        analysis over other analyses, and might therefore be misleading to stockholders."
        We may have further comments after reviewing your response.

13.   We note your statement on page 59 that "[i]n arriving at its opinion, Barclays
        Capital reviewed and analyzed, among other things: … estimates of certain non-
        proved oil and gas reserve potential for XTO Energy as estimated by the
        management of XTO Energy and classified by the management of XTO Energy
        between (i) 'Low-Risk Upside Resource Potential,' and (ii) 'Additional Resource
        Potential' based upon the level of risk inherent in the resources ((i) through (ii)
        are collectively referred to in this proxy statement/prospectus as the XTO Energy
        non-proved resource potential)." We furthermore note:

                ● Your statement on page 60 that "Barclays Capital discussed these
                  estimates with the management of XTO Energy and, upon the advice of

XTO Energy, assumed that the XTO Energy non-proved resource potential was a reasonable basis upon which to evaluate the non-proved resource levels of XTO Energy";

● XTO Energy's non-proved resource potential is mentioned in the discussion of Net Asset Valuation Analysis (beginning on page 62); and

● You have added disclosure about XTO Energy's proved reserves on pages 20 and 21 of your filing.

Expand the disclosure under "Net Asset Valuation Analysis" to clarify the percentage of value attributed to XTO Energy's non-proved resource potential in that analysis.

14.   We note your statement on page 59 that "Barclays Capital had discussions with the managements of XTO Energy and ExxonMobil concerning … hedging levels … ." Please advise us as to whether hedging levels were a material consideration in the analysis.

15.   We note your statement on page 59 that "Barclays Capital reviewed and analyzed, among other things: … publicly available information concerning … ExxonMobil that Barclays Capital believed to be relevant to its analysis …; … financial and operating information with respect to the business, operations and prospects of ExxonMobil furnished to Barclays Capital by ExxonMobil; [and] consensus estimates published by First Call of independent equity research analysts with respect to … the future financial performance of ExxonMobil, which are referred to in this proxy statement/prospectus as the ExxonMobil research projections … ." We furthermore note your statement on page 60 that "Barclays Capital was not provided with, and did not have any access to, financial projections of ExxonMobil prepared by the management of ExxonMobil. Accordingly, upon the advice of XTO Energy, Barclays Capital assumed that the ExxonMobil research projections were a reasonable basis upon which to evaluate the future financial performance of ExxonMobil and that ExxonMobil will perform substantially in accordance with such estimates." Please advise us as to what consideration was given as to whether to conduct additional evaluation of ExxonMobil as part of the analysis.

Comparable Transaction Analysis, page 64

16.   At the bottom of page 65, you reference estimates of a "third-party research firm." Tell us the identity of that firm and provide us supplementally with those estimates. Tell us whether those estimates are publicly available or were commissioned or otherwise paid for in conjunction with this transaction. Tell us

the basis for your apparent belief that the third-party does not need to be identified in the filing.

Research Analyst Price Targets, page 67

17.   Expand your disclosure to explain why Barclays determined it appropriate to consider a narrower range of analysts' estimates and why they felt it appropriate to exclude the three highest and lowest price targets.

18.   You reference "the implied equity value range per XTO Energy share yielded by Barclays Capital research analyst target price analysis." Indicate the range.

Certain Projected Financial Data Prepared by Barclays Capital for Purposes of Rendering its Opinion, page 70

19.   We note your disclaimer that "None of XTO Energy, ExxonMobil, Barclays Capital or their respective affiliates assumes any responsibility for the accuracy of this information." Please remove this disclaimer.

Relationship with Jefferies, page 105

20.   We note your response to our prior comment 31. Explain in more detail the advisory services for which Jefferies received a transaction fee of $24 million. As part of your response, please advise us as to whether Jefferies provided any reports, opinions or appraisals, and, if so, provide the disclosure required by Item 1015(b) of Regulation S-K, including summaries of any such reports, opinions or appraisals.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any questions.

                                                                Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
George R. Bason, Jr., Esq. and Louis L. Goldberg, Esq.
    Davis Polk & Wardwell LLP
Roger S. Aaron, Esq., Stephen F. Arcano, Esq. and Kenneth M. Wolff, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP